SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )**

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Alkermes, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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Cambridge, Massachusetts 02139

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held September 18, 2002

TO THE SHAREHOLDERS:

The annual meeting of shareholders of Alkermes, Inc. (the "Company") will be held at the offices of the Company, 64 Sidney Street, Cambridge, Massachusetts 02139, on Wednesday, September 18, 2002, at 10:00 a.m. for the following purposes:

1. To elect seven members of the Board of Directors, each to serve until the next annual meeting of shareholders and until his successor is duly elected and qualified.

2. To approve an amendment to the 1999 Stock Option Plan to increase to 11,400,000 the number of shares issuable upon the exercise of options granted thereunder, an increase of 1,500,000 shares.

3. To consider and approve the 2002 Restricted Stock Award Plan.

4. To transact such other business as may properly come before the meeting.

The Board of Directors has fixed July 19, 2002 as the record date for determining the holders of Common Stock entitled to notice of and to vote at the meeting. Consequently, only holders of Common Stock of record on the transfer books of the Company at the close of business on July 19, 2002 will be entitled to notice of and to vote at the meeting.

If you are a shareholder of record, you may vote over the Internet, by telephone, by mailing the enclosed proxy card in the postage-prepaid envelope provided or by attending the meeting and voting in person.

Morris Cheston, Jr.
Secretary

July 29, 2002

YOU CAN VOTE IN ONE OF THREE WAYS:

(1) Use the toll-free telephone number on your proxy card to vote by phone;
(2) Visit the web site noted on your proxy card to vote via the Internet; or
(3) Sign, date and return your proxy card in the enclosed envelope to vote by mail.

TABLE OF CONTENTS

ALKERMES, INC.

PROXY STATEMENT

INTRODUCTION

The accompanying proxy is solicited by the Board of Directors of Alkermes, Inc., a Pennsylvania corporation ("Alkermes" or the "Company"), in connection with its 2002 annual meeting of shareholders to be held at the offices of the Company, 64 Sidney Street, Cambridge, Massachusetts 02139, at 10:00 a.m., on Wednesday, September 18, 2002 (the "Meeting"). Copies of this Proxy Statement and the accompanying proxy are being mailed on or after August 1, 2002 to the holders of record of Common Stock on July 19, 2002 (the "Record Date"). The expense of this solicitation will be paid by the Company. Some of the officers and regular employees of the Company may solicit proxies personally and by telephone. In addition, the Company has retained the services of Georgeson Shareholder to solicit proxies, at an estimated cost of $6,500.

Unless specific instructions are given to the contrary, the persons named in the accompanying proxy will vote:

- **FOR** the election of the nominees named herein to the Company's Board of Directors;

- **FOR** the amendment to increase the number of shares available under the 1999 Stock Option Plan; and

- **FOR** the proposal to approve the 2002 Restricted Stock Award Plan.

With respect to all other matters, the persons named in the accompanying proxy will vote as stated herein. See "Other Business."

Holders of Common Stock of record at the close of business on the Record Date will be entitled to cast one vote per share so held of record on such date on all items of business properly presented at the Meeting, except that the holders have cumulative voting rights in the election of directors. Therefore, each shareholder is entitled to cast as many votes in the election of directors as shall be equal to the number of shares of Common Stock held by such shareholder on the Record Date, multiplied by the number of directors to be elected. A shareholder may cast all such votes for a single nominee or may distribute votes among nominees as the shareholder sees fit.

The Company had 64,304,408 shares of Common Stock outstanding on the Record Date. The presence at the Meeting, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter will constitute a quorum for the purposes of consideration and action on such matter.

HOW TO VOTE

If you are a shareholder of record and your shares are registered directly in your name, you may vote:

- **By Internet**. Access the website of our tabulator, EquiServe, at *http://www.eproxyvote.com/alks*, using the voter control number that we have printed on the enclosed proxy card. Your shares will be voted in accordance with your instructions.

You must specify how you want your shares voted or your Internet vote cannot be completed and you will receive an error message.

- **By Telephone**. Call 1-877-PRX-VOTE (1-877-779-8683) toll-free from the U.S. and Canada and follow the instructions on the enclosed proxy card. Your shares will be voted in accordance with your instructions. You must specify how you want your shares voted or your telephone vote cannot be completed.

- **By Mail**. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope to EquiServe. Your proxy will be voted in accordance with your instructions. If you sign and return the enclosed proxy but do not specify how you want your shares voted, they will be voted FOR the nominees named herein to the Company's Board of Directors, the amendment to increase the shares available under the 1999 Stock Option Plan and the 2002 Restricted Stock Award Plan.

- **In Person at the Meeting**. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

    If your shares of Common Stock are held in "street name" (held for your account by a broker or other nominee):

- **By Internet or By Telephone.** You will receive instructions from your broker or other nominee if you are permitted to vote by Internet or telephone.

- **By Mail**. You will receive instructions from your broker or other nominee explaining how to vote your shares.

- **In Person at the Meeting**. Contact the broker or other nominee who holds your shares to obtain a broker's proxy card and bring it with you to the meeting.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

- providing written notice to the Secretary of the Company by any means, including facsimile, stating that the proxy is revoked;

- signing and delivering a proxy relating to the same shares and bearing a later date;

- transmitting a subsequent vote over the Internet or by telephone; or

- attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

Please note that if your shares are held of record by a broker or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from such broker or other nominee confirming your beneficial ownership of the shares.

ELECTION OF DIRECTORS

Seven directors are to be elected at the Meeting to serve one-year terms until the 2003 annual meeting of shareholders and until their respective successors are elected and shall qualify. The persons named in the accompanying proxy intend to vote for the election of Floyd E. Bloom, Robert A. Breyer, John K. Clarke, Richard F. Pops, Alexander Rich, Paul Schimmel and Michael A. Wall, unless authority to vote for one or more of such nominees is specifically withheld in the proxy. All of the nominees are currently directors of the Company. The persons named in the proxy will have the right to vote cumulatively and to distribute their votes among such nominees as they consider advisable. The Board of Directors is informed that all the nominees are willing to serve as directors, but if any of them should decline to serve or become unavailable for election at the Meeting, an event which the Board of Directors does not anticipate, the persons named in the proxy will vote for such nominee or nominees as may be designated by the Board of Directors, unless the Board of Directors reduces the number of directors accordingly.

The seven nominees for directors receiving the highest number of votes cast by shareholders entitled to vote thereon will be elected to serve on the Board of Directors. Votes that are withheld will be counted in determining the presence of a quorum, but will have no effect on the vote.

Set forth below is information regarding the nominees, as of July 19, 2002, including their recent employment, positions with the Company, other directorships and age.

Dr. Bloom, age 65, is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Bloom has been active in neuropharmacology for more than 35 years, holding positions at Yale University, the National Institute of Mental Health and The Salk Institute. Since 1983, he has been at The Scripps Research Institute where he is currently Chairman, Department of Neuropharmacology. Dr. Bloom served as Chief Executive Officer of Neurome, Inc., a biotechnology company, from 2000 to 2002 while on sabbatical from The Scripps Research Institute. Dr. Bloom served as Editor-in-Chief of Science from 1995 to May 2000. He holds an A.B. (Phi Beta Kappa) from Southern Methodist University and an M.D. (Alpha Omega Alpha) from Washington University School of Medicine in St. Louis. He is a member of the National Academy of Science, the Institute of Medicine and the Royal Swedish Academy of Science.

Mr. Breyer, age 58, has been a director of Alkermes since July 1994. He served as the President of Alkermes from July 1994 until his retirement in December 2001 and Chief Operating Officer from July 1994 to February 2001. From August 1991 to December 1993, Mr. Breyer was President and General Manager of Eli Lilly Italy, a subsidiary of Eli Lilly and Company. From September 1987 to August 1991, he was Senior Vice President, Marketing and Sales of IVAC Corporation, a medical device company and a subsidiary of Eli Lilly and Company.

Mr. Clarke, age 48, has been a director of Alkermes since 1987. He is a general partner of DSV Partners III and DSV Management, the general partner of DSV Partners IV. DSV Partners III and DSV Partners IV are venture capital investment partnerships. Mr. Clarke has been associated with DSV since 1982. Mr. Clarke has been the managing general partner of Cardinal Partners, a venture capital fund, since October 1997. Mr. Clarke is a director of Cubist Pharmaceuticals, Inc., a biotechnology company, and a director of a number of private health care companies.

Mr. Pops, age 40, has been a director and the Chief Executive Officer of Alkermes since February 1991. Mr. Pops currently serves on the Board of Directors of Neurocrine Biosciences, Inc., a biotechnology company, the Biotechnology Industry Organization (BIO) and the Massachusetts Biotechnology Council (MBC). He serves as Chair for the Harvard Medical School Advisory Council for

Biological Chemistry & Molecular Pharmacology (BCMP) and is a member of the Harvard Medical School Board of Fellows.

Dr. Rich, age 77, is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Rich has been a professor at the Massachusetts Institute of Technology since 1958, and is the William Thompson Sedgwick Professor of Biophysics and Biochemistry. Dr. Rich earned both an A.B. (magna cum laude) and an M.D. (cum laude) from Harvard University. Dr. Rich is a member of the National Academy of Sciences, the American Academy of Arts and Sciences and the Institute of Medicine. Dr. Rich is Co-Chairman of the Board of Directors of Repligen Corporation, a biopharmaceutical company, and is a member of the Scientific Advisory Board of U.S. Genomics.

Dr. Schimmel, age 61, is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Schimmel is the Ernest and Jean Hahn Professor of Molecular Biology and Chemistry and a member of the Skaggs Institute for Chemical Biology at The Scripps Research Institute. Dr. Schimmel was the John D. and Catherine T. MacArthur Professor of Biophysics and Biochemistry at the Massachusetts Institute of Technology, where he was employed from 1967 through 1997. A member of the National Academy of Sciences and the American Academy of Arts and Sciences, Dr. Schimmel graduated from Ohio Wesleyan University, completed his doctorate at Cornell University and the Massachusetts Institute of Technology and did post doctoral work at Stanford University. Dr. Schimmel is Co-Chairman of the Board of Directors of Repligen Corporation and is a member of the Scientific Advisory Board of Illumina, Inc., a biotechnology company.

Mr. Wall, age 73, is a founder of Alkermes and has been Chairman of the Board of Alkermes since 1987. From April 1992 until June 1993, he was a director and Chairman of the Executive Committee of Centocor, Inc. ("Centocor"), a biopharmaceutical company. From November 1987 to June 1993, he was Chairman Emeritus of Centocor. Mr. Wall is a director of Kopin Corporation, a manufacturer of high definition imaging products.

The Board of Directors held seven meetings during the last fiscal year. Each of the Company's directors attended at least 75% of the aggregate of all Board of Directors' meetings and meetings of all committees of which the director was a member, held during the year. The standing committees of the Board are the Audit Committee, the Compliance Committee, the Compensation Committee, the Compensation Sub-Committee and the Limited Compensation Sub-Committee. In June 2002, the Board of Directors formed a nominating committee and named John K. Clarke, Paul Schimmel and Floyd E. Bloom as its members.

The Audit Committee, consisting of Floyd E. Bloom, John K. Clarke and Alexander Rich, met three times during the last fiscal year. The Audit Committee is governed by a charter, which is attached to this Proxy Statement as Appendix A. The Charter delegates to the Audit Committee the responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company, including review of the annual and quarterly financial statements. Each of the members of the Audit Committee is independent as such term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards.

The Compliance Committee, consisting of Floyd E. Bloom, John K. Clarke and Alexander Rich, met one time during the last fiscal year. The Compliance Committee is responsible for overseeing the development, implementation, administration and enforcement of Company compliance programs to ensure that the Company is in compliance with applicable laws and regulations.

The Compensation Committee, consisting of John K. Clarke, Paul Schimmel and Michael A. Wall, met four times during the last fiscal year and otherwise acted by unanimous written consent. The

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Compensation Committee is responsible for reviewing matters pertaining to the compensation of employees of, and consultants to, the Company, fixing the cash compensation of officers of the Company and administering, and making grants and awards to employees and consultants under, the Company's stock option and restricted stock award plans.

The Compensation Sub-Committee is responsible for making grants and awards under the Company's stock option and restricted stock award plans to "directors and officers" as defined under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Compensation Sub-Committee, consisting of John K. Clarke and Paul Schimmel, acted by unanimous written consent. The Limited Compensation Sub-Committee consisting of John K. Clarke acted by written consent and has the authority to make individual grants of options under certain of the Company's stock option plans to purchase no more than 5,000 shares of Common Stock to certain of the Company's employees.

APPROVAL OF AMENDMENT TO 1999 STOCK OPTION PLAN

The Company's 1999 Stock Option Plan (the "1999 Plan") authorizes the grant of options to officers, employees and directors of, and consultants to, the Company or any of its subsidiaries to purchase up to 9,900,000 shares of Common Stock. As of July 19, 2002, options to purchase 2,276,071 shares remained available for grant under the 1999 Plan. In July 2002, the Board of Directors amended the 1999 Plan to require shareholder approval for any amendment to the 1999 Plan that materially increases the benefits to any participant and to prohibit repricings of options. Additionally, the Board of Directors amended the 1999 Plan, subject to shareholder approval, to increase the aggregate number of shares authorized for issuance upon exercise of options granted under the 1999 Plan to 11,400,000. This amendment was designed to enhance the flexibility of the Compensation Committee and the Compensation Sub-Committees of the Board of Directors in granting stock options to the Company's officers, employees, directors and consultants and to ensure that the Company can continue to grant stock options to such persons at levels determined to be appropriate by the Compensation Committee and the Compensation Sub-Committees based on comparable company and other market data. The Company believes that stock options are a critical part of the compensation package offered to new, existing and key employees and is an important tool in the Company's ability to attract and retain talented scientific, engineering, clinical, manufacturing, quality control and assurance and other personnel. The resolution to be presented to the shareholders approving the proposed amendment to the 1999 Plan is attached as Appendix B to this Proxy Statement and is incorporated herein by reference.

The affirmative vote of a majority of the votes cast by all holders of Common Stock entitled to vote will be required to approve the proposed amendment to the 1999 Plan. Abstentions will be counted as present for purposes of determining the presence of a quorum for purposes of this proposal, but will not be counted as votes cast. Broker non-votes (shares held by a broker or nominee as to which the broker or nominee does not have the authority to vote on a particular matter) will not be counted as present for purposes of determining the presence of a quorum for purposes of this proposal and will not be voted. Accordingly, neither abstentions nor broker non-votes will have any effect on the outcome of the vote on this proposal.

The Board of Directors recommends that you vote **FOR** the approval of the amendment to the 1999 Plan.

Principal Features of the 1999 Plan

The purpose of the 1999 Plan is to enable the Company to offer to certain officers, employees and directors of, and consultants to, the Company or any of its subsidiaries options to acquire equity interests in the Company, thereby helping to attract, retain and reward such persons and strengthen the mutuality of interests between such persons and the Company's shareholders.

Administration

The 1999 Plan is administered by the Compensation Committee by delegation from the Board of Directors. The Compensation Committee has further delegated administration of the 1999 Plan with respect to options granted to directors and executive officers of the Company ("Reporting Persons") to the Compensation Sub-Committee. Additionally, the Compensation Committee has delegated to the Limited Compensation Sub-Committee the authority to make individual grants of options to purchase no more than 5,000 shares of Common Stock to employees who are not Reporting Persons. The total number of options to be granted in any year under the 1999 Plan to participants, the selection and number of participants to receive options, the type and number of options granted to each participant and the other terms and provisions of such options are wholly within the discretion of the Compensation Committee and the Compensation Sub-Committees, subject to the limitations set forth in the 1999 Plan. Therefore, the benefits and amounts that will be received by participants under the 1999 Plan are not currently determinable.

Amendment and Repricings

The 1999 Plan may not be amended without the approval of the Company's shareholders if (a) such amendment would materially increase the benefits to participants under the 1999 Plan or (b) shareholder approval is necessary to comply with the Code, Federal or state securities laws, the rules and regulations of any stock exchange or stock market on which the Common Stock is listed or traded or any other applicable rules or regulations. Additionally, no option previously granted under the plan may be "repriced," except for an adjustment to the exercise price as a result of a merger, reorganization, consolidation, recapitalization, dividend, stock split or other change in corporate structure affecting the Common Stock.

Eligible Participants

The Company's, and any of its subsidiaries', officers, employees, directors and consultants are eligible to be granted options under the 1999 Plan. The Company estimates that there are currently approximately 540 persons who are eligible to receive options under the 1999 Plan.

Number of Shares Subject to the 1999 Plan

Up to 9,900,000 shares of Common Stock may be issued under the 1999 Plan. The proposed amendment, which has been adopted by the Board of Directors, increases the number of shares which may be issued upon exercise of options which may be granted under the 1999 Plan to 11,400,000. Such options may either be "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or may be non-qualified stock options. The 1999 Plan will terminate on June 2, 2009 unless sooner terminated by the Board of Directors.

Stock Options

Under the terms of the 1999 Plan, the option exercise price may not be less than 100% (or, with respect to incentive stock options, 110% if the optionee owns more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the underlying stock at the time the option is granted. Options granted under the 1999 Plan are generally nontransferable, unless otherwise determined by the Compensation Committee, and expire upon the earlier of an expiration date fixed by the Compensation Committee and set forth in each individual option award certificate, ten years (or with respect to incentive stock options, five years, if the optionee owns more than 10% of the total combined voting power of all classes of stock of the Company) from the date of grant, and either three months after the date the optionee ceases to be an officer, employee or director of, or consultant to, the Company or its subsidiaries or one year after the optionee dies or becomes disabled. Options which have expired or which have been canceled unexercised will be available for future grant under the 1999 Plan.

Under the 1999 Plan, the price payable upon exercise of options may be paid in cash, or in shares of stock of the Company duly owned by the participant or by reduction in the number of shares of Common Stock issuable upon such exercise, based, in each case, on the fair market value of the Common Stock on the date of exercise.

Options Outstanding, Exercisable and Available for Future Grant

As of July 19, 2002, options to purchase 7,507,942 shares were outstanding under the 1999 Plan, of which 2,065,008 were exercisable. The exercise prices for the outstanding options ranged from $4.02 to $48.03 per share. On July 19, 2002, the average of the high and low sales prices of a share of Common Stock as reported on the Nasdaq National Market was $4.46. As of July 19, 2002, options to purchase 2,276,071 shares (plus any options that expire unexercised or are cancelled in the future) were available for future grant, exclusive of the additional shares covered by the proposed amendment.

Federal Income Tax Consequences

The Federal income tax discussion set forth below is intended for general information only and does not address the rates of taxation applicable to specific categories of taxpayers or classes of income or the tax consequences to persons who would be subject to liability under Section 16(b) of the Securities Exchange Act of 1934 with respect to a sale of the shares of Alkermes Common Stock acquired

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upon exercise of an option. State and local income tax consequences are not discussed and may vary from locality to locality.

Under present Treasury regulations, a participant who is granted a non-qualified option will not realize taxable income at the time the option is granted. In general, a participant will be subject to tax for the year of exercise on an amount of ordinary income equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price, and the Company will generally be able to receive a deduction for a corresponding amount. In the case of a participant who is an employee, withholding and employment taxes will be imposed on the amount of ordinary income recognized. The participant's basis in the shares so acquired will be equal to the option exercise price plus the amount of ordinary income upon which he is taxed. Upon subsequent disposition of the shares, the participant will realize capital gain or loss, long-term or short-term, depending upon the length of time the shares are held after the option is exercised.

A participant is not taxed at the time an incentive option is granted. The tax consequences upon exercise and later disposition depend upon whether the participant was an employee of the Company or one of its subsidiaries at all times from the date of grant until three months preceding exercise (one year in the case of death or permanent and total disability) and on whether the participant holds the shares for more than one year after exercising the option and two years after the date of grant of the option.

If the participant satisfies both the employment rule and the holding rule, for regular tax purposes the participant will not realize income upon exercise of an incentive option and the Company will not be allowed an income tax deduction at any time. The difference between the option exercise price and the amount realized upon disposition of the shares by the participant will generally constitute a long-term capital gain or a long-term capital loss, as the case may be.

If the participant meets the employment rule but disposes of the shares before satisfying the holding rule (a "disqualifying disposition"), the participant generally recognizes as ordinary income, in the year of the disqualifying disposition, the excess of the fair market value of the shares at the date of exercise over the option price. In the case of a sale, any excess of the sales price over the fair market value at the date of exercise will be recognized by the participant as capital gain (long-term or short-term depending on the length of time the stock was held after the option was exercised). If, however, the sales price is less than the fair market value at the date of exercise, then the ordinary income recognized by the participant generally is limited to the excess of the sales price over the option price. In the case of any disqualifying disposition, the Company's tax deduction is limited to the amount of ordinary income recognized by the participant.

Currently, the exercise of incentive options is not subject to income, FICA or FUTA tax withholding. Proposed regulations issued by the Internal Revenue Service would subject incentive options to FICA or FUTA tax withholding at the time of exercise, but the effective date of these regulations has been postponed indefinitely. Any change to the current exemption from FICA and FUTA tax withholding will not take effect until January 1 of the year following the second anniversary of the publication of final regulations or other guidance. It is the current position of the IRS that no tax withholding is required in the event of a "disqualifying disposition", but that employers are nevertheless generally required to report any income from a "disqualifying disposition" on Form W-2.

Different consequences will apply for a participant subject to the alternative minimum tax.

APPROVAL OF 2002 RESTRICTED STOCK AWARD PLAN

The Board of Directors has adopted a new restricted stock award plan (the "2002 Award Plan") and is seeking the approval of the Company's shareholders of the 2002 Award Plan. No awards have been granted under the 2002 Award Plan. The Company's previous restricted common stock award plan terminated on November 15, 2001 and, thus, the Company currently has no shares of common stock available for issuance pursuant to restricted common stock awards. The Board of Directors believes that the adoption of the 2002 Award Plan is necessary in order to provide flexibility to the Company to reward directors, officers and employees of, and consultants to, the Company for their past performance and to provide an incentive to such persons to remain with the Company and for future performance. The Award Plan is attached as Appendix C to this Proxy Statement and is incorporated herein by reference.

The affirmative vote of a majority of the votes cast by all holders of Common Stock entitled to vote will be required to adopt the 2002 Award Plan. Abstentions will be counted as present for purposes of determining the presence of a quorum for purposes of this proposal, but will not be counted as votes cast. Broker non-votes (shares held by a broker or nominee as to which the broker or nominee does not have the authority to vote on a particular matter) will not be counted as present for purposes of determining the presence of a quorum for purposes of this proposal and will not be voted. Accordingly, neither abstentions nor broker non-votes will have any effect on the outcome of the vote on this proposal.

The Board of Directors recommends that you vote **FOR** the adoption of the 2002 Award Plan.

Principal Features of the 2002 Award Plan

The purpose of the 2002 Award Plan is to enable the Company to offer to certain officers, employees and directors of, and consultants to, the Company or any of its subsidiaries restricted common stock awards to acquire equity interests in the Company as a means to reward such persons for past services to the Company or to provide an incentive to such persons for continued service to the Company thereby strengthening the mutuality of interests between such persons and the Company's shareholders.

Administration

The 2002 Award Plan will be administered by the Compensation Committee by delegation from the Board of Directors. The Compensation Committee has further delegated administration of the 2002 Award Plan with respect to options granted to directors and executive officers of the Company ("Reporting Persons") to the Compensation Sub-Committee (the Compensation Committee and the Compensation Sub-Committee, as applicable, are referred to as the "Administrator"). The total number of awards to be granted in any year under the 2002 Award Plan to participants, the selection and number of participants to receive awards, the number of awards granted to each participant and the other terms and provisions of such awards are wholly within the discretion of the Compensation Committee and the Compensation Sub-Committee, subject to the limitations set forth in the 2002 Award Plan. Therefore, the benefits and amounts that will be received by participants under the 2002 Award Plan are not currently determinable.

Eligible Participants

The Company's, and any of its subsidiaries', officers, employees, directors and consultants will be eligible for awards under the 2002 Award Plan. The Company estimates that there are currently approximately 540 persons who will be eligible to receive awards under the 2002 Award Plan.

Amendment

The 2002 Plan may not be amended without the approval of the Company's shareholders if (a) such amendment would materially increase the benefits to participants under the 2002 Plan or (b) shareholder approval is necessary to comply with the Code, Federal or state securities laws, the rules and regulations of any stock exchange or stock market on which the Common Stock is listed or traded or any other applicable rules or regulations.

Number of Shares Subject to the 2002 Award Plan

Up to 500,000 shares of Common Stock may be issued under the 2002 Award Plan. No participant in the 2002 Award Plan may receive awards covering more than 100,000 shares of Common Stock during any calendar year. The 2002 Award Plan will terminate on June 12, 2012 unless sooner terminated by the Board of Directors. Awards that have been forfeited will be available for future grant under the 2002 Award Plan.

Restricted Common Stock Awards

An award under the 2002 Award Plan represents the right to receive a specified number of shares of Common Stock subject to (a) certain forfeiture provisions regarding such awards and/or (b) the satisfaction of any applicable performance goals. The vesting restrictions and/or performance goals, if any, will be set by the Administrator at the time of the award. Performance goals for the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Senior Vice Presidents shall be based on sales, costs, earnings, shareholder return, market price of the Common Stock, completion of specific goals such as acquisitions, new collaborations or product development milestones or approvals or on such other objective factors as the Administrator may determine in its sole discretion. Performance may be measured against specified targets or in relation to an industry peer group. The awards are generally nontransferable.

In the event no performance goals are applicable to an Award, promptly after the forfeiture provisions applicable to such award, if any, lapse, a stock certificate representing the appropriate number of shares of Common Stock shall be issued to the recipient. In the event performance goals are applicable to an award, promptly after the forfeiture provisions applicable to such award, if any, lapse, the Administrator shall determine whether the applicable performance goals have been achieved. If the Administrator certifies that the applicable performance goals have been achieved, a stock certificate representing the appropriate number of shares of Common Stock shall be issued to the recipient. If the Administrator determines that the applicable performance goals have not been achieved, the award shall be forfeited. Unless otherwise determined by the Administrator on or after the date of grant, in the event of a participant's termination of employment for any reason, any award held by such participant which was subject to provisions of forfeiture, either because time periods had not lapsed or goals were not achieved, shall be forfeited.

Federal Income Tax Consequences

The Federal income tax discussion set forth below is intended for general information only and does not address the rates of taxation applicable to specific categories of taxpayers or classes of income or the tax consequences to persons who would be subject to liability under Section 16(b) of the Securities Exchange Act of 1934 with respect to a sale of shares of Alkermes Common Stock. State and local income tax consequences are not discussed and may vary from locality to locality.

Participants in the 2002 Award Plan will not recognize taxable income at the time an award is made but will recognize income taxable at ordinary rates on the date the shares of stock subject to an award are issued to them, in the amount of the fair market value of such shares. In the case of a participant who is an employee, withholding and employment taxes will be imposed on the amount of ordinary income recognized. The Company will generally be able to receive a deduction for a corresponding amount in its taxable year in which or with which ends the taxable year of the participant in which the income was included.

A participant's holding period in stock awarded under the 2002 Award Plan will generally begin on the date the shares are issued to such participant. The participant's tax basis for the stock will be equal to its fair market value on that date. Any difference in the value of the stock between the date of issue and the date of disposition will constitute a short- or long-term capital gain or loss, depending on individual circumstances.

Different consequences will apply for a participant subject to the alternative minimum tax.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	10,504,684	$20.03	2,500,165
Equity compensation plans not approved by security holders	859,464	$17.49	162,150
Total	11,364,148	$19.84	2,662,315

The above share and share price information is as of July 19, 2002. For a description of the material features of the 1998 Equity Incentive Plan, which was adopted by AIR prior to its acquisition by the Company and is the only equity compensation plan not approved by the Company's shareholders, please see Note 12 to the Company's Consolidated Financial Statements for the year ended March 31, 2002, contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed the Company's audited financial statements with both the Company's management and the Company's independent auditors, Deloitte & Touche LLP. The Company's management has advised the Audit Committee that the audited financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee has discussed with Deloitte & Touche LLP certain matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The Audit Committee has also discussed with Deloitte & Touche LLP their independence from the Company and its management. The Audit Committee has received the written disclosures and letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, Independence with Audit Committees, disclosing all relationships between Deloitte & Touche LLP and its related entities and the Company. In addition to the information provided by Deloitte & Touche LLP, the Audit Committee considered the level of non-audit services provided by Deloitte & Touche LLP in determining that they were independent.

Based on the review and discussions described above, the Audit Committee has recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2002 for filing with the Securities and Exchange Commission.

Floyd E. Bloom
John K. Clarke
Alexander Rich

13

AUDIT FEES

For the year ended March 31, 2002, the Company paid Deloitte & Touche LLP, its independent auditors, aggregate fees as follows:

Audit Fees	$152,000
Financial Information Systems Design and Implementation Fees	$ 0
All Other Fees	$335,000*

---

* Includes fees in the amount of approximately $192,000 rendered in conjunction with the proposed merger transaction with Reliant Pharmaceuticals, LLC and approximately $87,000 relating to corporate tax matters.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following table sets forth a summary of the compensation paid by the Company during its last three fiscal years to its Chief Executive Officer, to each of the four other most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the fiscal year ended March 31, 2002 and to the Company's former President, who retired on December 31, 2001 (collectively, the "Named Executive Officers").

| Name and Principal Position | Fiscal Year | Annual Compensation | | Long-Term Compensation | | All Other Compensation($) |
		Salary	Bonus($)	Securities Underlying Options (#) (1)	Restricted Stock Awards ($)(2)	
Richard F. Pops	2002	438,665	200,000	250,000	1,833,300	5,100(3)
Chief Executive Officer	2001	406,462	175,000	500,000	0	275,100(3)(4)
	2000	395,192	175,000	500,000	0	274,800(3)(4)
Robert A. Breyer	2002	241,692	200,000	0	0	4,269(3)(6)
President (5)	2001	294,685	100,000	200,000	0	184,800(3)(4)(6)
	2000	285,000	100,000	200,000	0	184,558(3)(4)(6)
David A. Broecker	2002	286,346	100,000	150,000	261,900	126,174(3)(7)
President and Chief Operating Officer(5)	2001	24,327	194,791	400,000	0	0
James L. Wright	2002	237,766	75,000	75,500	261,900	5,100(3)
Senior Vice President,	2001	211,335	70,000	70,500	0	113,100(3)(4)
Pharmaceutical Research and Development	2000	202,102	40,000	80,000	0	112,800(3)(4)
James M. Frates	2002	275,948	75,000	60,000	261,900	5,100(3)
Vice President, Chief	2001	259,119	60,000	100,000	0	5,100(3)
Financial Officer and Treasurer	2000	246,029	40,000	100,000	0	4,800(3)
Michael J. Landine	2002	244,564	55,000	50,000	130,950	5,100(3)
Vice President, Corporate	2001	232,654	35,000	70,000	0	5,100(3)
Development	2000	219,861	30,000	80,000	0	4,712(3)

---

(1) Alkermes granted no limited stock appreciation rights.
(2) Restricted Stock Award of Common Stock. The average share price on November 15, 2001, the date of the award was $26.19. The awards vest in equal installments annually over two years. As of March 31, 2002, the average share price of the Company Common Stock was $26.15 and no awards had vested.
(3) 401(k) match.
(4) Includes compensation as a result of Alkermes' forgiveness of one-half of an "incentive loan" made on October 16, 1998, pursuant to Alkermes' Incentive Loan Program.
(5) Mr. Breyer retired as President and became a part-time employee on December 31, 2001. Mr. Broecker became Chief Operating Officer of Alkermes in February 2001 (and received a sign-on bonus and reimbursement for related taxes at that time) and President on January 1, 2002 upon Mr. Breyer's retirement.
(6) Includes a payment of $1,154 in fiscal 2002 and of $1,500 in each of fiscal years 2001 and 2000 to Mr. Breyer for opting out of Alkermes' health insurance plan.
(7) Includes $121,618 for reimbursement of moving expenses and related taxes.

Option Grants in Last Fiscal Year

The following table sets forth information concerning stock options granted during the fiscal year ended March 31, 2002 to each of the Named Executive Officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in Fiscal Year(%)	Exercise or Base Price ($/Share)	Expiration Date		
					5% ($)	10% ($)
Richard F. Pops	250,000	9.13	19.40	10/2/11	3,050,139	7,729,651
Robert A. Breyer	0	0	0	N/A	0	0
David A. Broecker	150,000	5.48	19.40	10/2/11	1,830,083	4,637,791
James L. Wright	75,000	2.74	19.40	10/2/11	915,042	2,318,895
	500	*	25.87	01/2/12	8,135	20,615
James M. Frates	60,000	2.19	19.40	10/2/11	732,033	1,855,116
Michael J. Landine	50,000	1.83	19.40	10/2/11	610,028	1,545,930

_____

(1) Each option granted vests ratably over a four year period.
*   Represents less than one percent (1%)

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

The following table sets forth the number of shares acquired upon exercise of options exercised by the Named Executive Officers during the fiscal year ended March 31, 2002, the value realized upon exercise of such options, the number of shares issuable on exercise of options held by such persons at the end of the last fiscal year and the value of such unexercised options as of such date.

Name	Shares Acquired on Exercise (#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-the-Money Options/SARs at FY-End($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard F. Pops	132,812	2,790,297	699,854	925,000	8,891,361	5,013,500
Robert A. Breyer	165,334	3,645,702	211,618	275,000	2,053,518	1,440,000
David A. Broecker	0	0	100,000	450,000	0	999,000
James L. Wright	25,000	717,563	132,359	183,375	2,000,958	1,176,195
James M. Frates	54,000	968,820	152,083	247,500	1,820,690	1,970,350
Michael J. Landine	42,500	855,395	118,000	142,500	1,471,060	707,800

_____

(1) Value is measured by the difference between the closing price of Common Stock on the Nasdaq National Market on March 28, 2002, $26.06, and the exercise price of the options.

Employment Contracts and Termination of Employment Change-in-Control Agreements

Under agreements between the Company and Messrs. Pops, Broecker and Frates in the event their employment with the Company is terminated for any reason other than as a result of their taking certain actions against, or that have a significant deleterious effect on, the Company, Mr. Pops shall be entitled to receive a payment equal to two-thirds of his then-current annual base salary and Messrs. Broecker and Frates shall each be entitled to receive payments at the monthly rate of his then current annual base salary for up to nine months or until he finds other employment, whichever occurs first. Under an agreement between the Company and Mr. Landine, in the event his employment with the Company is terminated for any reason other than as a result of his taking certain actions against, or that have a significant deleterious effect on, the Company, Mr. Landine shall be entitled to receive a payment equal to 100% of his then-current base salary for a period of six months.

Messrs. Pops and Landine have been granted LSARs in connection with a portion of the stock options previously granted to them. Each LSAR provides that after the occurrence of one of several triggering events, including a reorganization or merger of the Company, a sale of the assets of the Company or the acquisition by a person or group of more than 51% of the common stock, Messrs. Pops and Landine will receive an amount in cash equal to the amount by which the fair market value per share of Common Stock issuable upon exercise of the option on the date such a triggering event occurs exceeds the exercise price per share of the option to which the LSAR relates. A triggering event shall be deemed to have occurred only when the fair market value of the shares subject to the underlying option exceeds the exercise price of such option. When a triggering event occurs, the related option will cease to be exercisable.

The Company has entered into change-in-control agreements with each of Messrs. Pops, Broecker, Frates and Landine and Dr. Wright. Under the terms of these agreements, each of the aforementioned executives are entitled to receive certain compensation and benefits in the event of a "change-in-control" of the Company, which, in summary, is defined as: the acquisition by a person, entity or group (with certain exceptions) of beneficial ownership of 50% or more of the Common Stock; a change in a majority of the incumbent directors on the Board of Directors; a reorganization, merger or consolidation of the Company; or a liquidation, dissolution or sale of all or substantially all of the assets of the Company.

In the event of a change-in-control, each of Messrs. Pops, Broecker, Frates and Landine and Dr. Wright will be entitled to continue their employment with the Company for a period of two years following the change-in-control at a monthly base salary at least equal to the highest monthly base salary paid to him by the Company in the twelve-month period immediately preceding the change-in-control, an annual cash bonus at lease equal to the annual bonus paid to him for the last calendar year prior to the change-in-control and continued participation in the Company's welfare and benefit plans.

In the event the Company terminates any of these executives without cause during such two-year period or if any of these executives terminates his employment for "good reason" (e.g., material diminution in the executive's responsibilities, assignment to the executive of responsibilities not consistent with his position or transfer of the executive to a location more than 40 miles from his then current place of employment) each is entitled to receive a prorated bonus (based upon the prior year's annual bonus) for the year in which the date of termination occurs. Additionally, each of Messrs. Broecker, Frates and Landine and Dr. Wright will receive a lump sum payment equal to the executive's base salary plus his annual bonus for the last calendar year before the date of termination and continued participation in the Alkermes' welfare and benefit plans (or reimbursement therefor) for one year following the date of termination; Mr. Pops will receive a lump sum payment equal to two times his base salary plus his annual bonus for the last calendar year before the date of termination and continued participation in the Alkermes' welfare and benefit plans (or reimbursement therefor) for two years following the date of termination. Each executive is also entitled to a "gross-up payment" equal to the excise tax imposed upon the severance payments under the change-in-control agreement in the event any payment or benefit to the executive, whether pursuant to the change-in-control agreement or otherwise, is considered an "excess parachute payment" and subject to an excise tax under the Internal Revenue Code.

17

Compensation of Directors

Each non-employee director automatically receives options to purchase 20,000 shares of Common Stock under the Alkermes Stock Option Plan for Non-Employee Directors each year on the date of the Company's annual meeting of shareholders. Such options are exercisable at the fair market value of the Common Stock on the date such options are granted and vest in full six (6) months following their grant. Except for such stock options, directors did not receive compensation for service on the board of directors or any committee thereof during the 2002 fiscal year. All of the directors, however, were reimbursed for their expenses for each board and committee meeting attended. In addition, Floyd E. Bloom, Alexander Rich, Paul Schimmel and Michael A. Wall received consulting fees from Alkermes. During the fiscal year ended March 31, 2002, Alkermes paid consulting fees to Drs. Bloom, Rich and Schimmel and Mr. Wall aggregating $30,000, $30,000, $48,000 and $80,000, respectively. Since Mr. Breyer's retirement as President, he has received and will continue to receive compensation of $13,000 per year as a part-time employee of the Company. Additionally, consulting fees are currently being paid to each of Drs. Bloom and Rich at the rate of $2,500 per month, to Dr. Schimmel at the rate of $4,000 per month and to Mr. Wall at the rate of $6,667 per month. Alkermes believes that the terms of such consulting arrangements are no less favorable to Alkermes than those they could have received from an independent third party.

In June 2002, the Board of Directors determined, after analyzing board compensation paid by comparable biotechnology and pharmaceutical companies, that it was in the best interests of the Company to change the manner in which it compensates its non-employee directors. Under the terms of the new compensation arrangement, non-employee directors will not receive any options to purchase shares of Common Stock except for the yearly grant of options to purchase 20,000 shares of the Company's Common Stock. Additionally, as of the date of the Meeting, each of Floyd E. Bloom, Alexander Rich and Paul Schimmel will no longer receive consulting fees from Alkermes. Mr. Wall will continue to receive $6,667 per month for work that he performs for the Company outside of his capacity as a director. Each non-employee director, currently consisting of Floyd E. Bloom, John K. Clarke, Alexander Rich, Paul Schimmel and Michael A. Wall, as well as Mr. Breyer, a part-time employee of the Company, will receive, effective as of the date of the Meeting:

- an annual retainer fee of $15,000;

- an attendance fee of $1,500 per Board of Directors' meeting and $750 for each telephonic Board of Directors' meeting;

- an attendance fee of $500 for each committee meeting, if such meeting is held on a date other than a date on which a Board of Directors' meeting is held and $250 for each telephonic committee meeting;

- options to purchase 20,000 shares of Company Common Stock on the date of the Company's annual meeting of shareholders; and

- reimbursement for all reasonable travel expenses incurred in connection with Board of Directors' meetings and meetings of committees of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, the Compensation Committee consisted of John K. Clarke, Paul Schimmel and Michael A. Wall. The Compensation Sub-Committee consisted of John K. Clarke and Paul Schimmel. Mr. Wall and Dr. Schimmel are consultants to Alkermes. As described above, the consulting arrangement with Dr. Schimmel will terminate on the date of the Meeting.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee (the "Committee") is responsible for reviewing and establishing the cash compensation of, and the Compensation Sub-Committee (the "Sub-Committee") is responsible for reviewing and establishing compensation in the form of stock options and restricted common stock awards to, the Company's executive officers.

Executive Compensation Policies

The Company's executive compensation program is designed to attract, retain and motivate experienced and well-qualified executive officers who will promote the Company's research and product development and commercialization efforts. In establishing executive compensation levels, the Committee is guided by a number of considerations. Because the Company is still in the process of developing its portfolio of product candidates, and because of the volatile nature of biotechnology stocks, the Committee believes that traditional performance criteria, such as revenue growth, net income, profit margins and share price are inappropriate for evaluating and rewarding the efforts of the Company's executive officers. Rather, the Committee bases executive compensation on the achievement of certain product development, corporate partnering, financial, strategic planning and other goals of the Company and the executive officers. In establishing compensation levels, the Committee also evaluates each officer's individual performance using certain subjective criteria, including an evaluation of each officer's initiative, contribution to overall corporate performance and managerial ability. No specific numerical weight is given to any of the above-noted subjective or objective performance criteria. In making its evaluations, the Committee consults on an informal basis with other members of the Board of Directors and, with respect to officers other than the Chief Executive Officer, reviews the recommendations of the Chief Executive Officer.

Another consideration which affects the Committee's decisions regarding executive compensation is the high demand for well-qualified personnel in the biotechnology industry. Given such demand, the Committee strives to maintain compensation levels which are competitive with the compensation of other executives in the industry. To that end, the Committee reviews data obtained from a generally available outside survey of compensation and benefits in the biotechnology industry, an internally prepared survey based on peer biotechnology companies' proxy statements and personal knowledge regarding executive compensation at comparable companies.

A third factor which affects compensation levels is the Committee's belief that stock ownership by management is beneficial in aligning management's and shareholders' interests in the enhancement of shareholder value. In accordance with such belief, the Sub-Committee seeks to provide a significant portion of executive compensation in the form of stock options. The Sub-Committee has not, however, targeted a range or specific number of options for each executive position. Rather, it makes its decisions based on the above-mentioned surveys and the general experience of the Sub-Committee members.

Compensation Mix

The Company's executive compensation packages generally include three components: base salary; a discretionary annual cash bonus; and stock options and restricted common stock awards. The Committee generally reviews and establishes the base salary and bonus of each executive officer at of the end of each calendar year.

19

Base Salary

The Committee seeks to establish base salaries which are competitive for each position and level of responsibility with those of executive officers at various other biotechnology companies of comparable size and stage of development.

Discretionary Cash Bonus

The Committee believes that discretionary cash bonuses are useful on a case by case basis to motivate and reward executive officers. Bonuses for executive officers are not guaranteed, but are awarded from time to time, generally annually, only in the discretion of the Committee; cash bonuses are used to bring annual cash compensation into a competitive range with comparable positions at comparable companies. Criteria for bonuses for executive officers range from success in attracting capital to success in conducting clinical trials, entering into new and expanded collaborations and establishing the Company's manufacturing capabilities.

Stock Options and Restricted Common Stock Awards

Grants of stock options and awards of restricted common stock awards under the Company's equity compensation plans are designed to promote the identity of the long-term interests between the Company's executives and its shareholders and to assist in the retention of executives. Since stock options granted by the Company generally become exercisable over a four-year period and forfeiture provisions with respect to restricted common stock awards lapse over a two-year period, their ultimate value is dependent upon the long-term appreciation of the Company's stock price and the executive's continued employment with the Company. In addition, grants of stock options and awards of restricted common stock awards may result in an increase in executive officers' equity interests in the Company, thereby providing such persons with the opportunity to share in the future value they are responsible for creating.

When granting stock options and awarding restricted common stock, the Sub-Committee considers the relative performance and contributions of each officer compared to that of other officers within the Company with similar levels of responsibility. The number of options and awards granted to each executive officer is generally determined by the Sub-Committee on the basis of data obtained from a generally available outside survey of stock option grants and restricted common stock awards in the biotechnology industry, an internally prepared survey of peer biotechnology companies' proxy statements and personal knowledge of the Sub-Committee members regarding executive stock options and restricted common stock awards at comparable companies.

Section 162(m) of the Code limits the deductibility of annual compensation over $1 million to the Chief Executive Officer and the other Named Executive Officers unless certain conditions are met. The Company's Chief Executive Officer and the other Named Executive Officers have not received annual compensation over $1 million, and the Company has not yet determined what measures, if any, it should take to comply with Section 162(m).

Compensation of the Chief Executive Officer

In establishing Mr. Pops' compensation package, the Committee seeks to maintain a level of total current compensation that is competitive with that of chief executives of certain other companies in the biotechnology industry at comparable stages of development. In addition, in order to align Mr. Pops' interests with the long-term interests of the Company's shareholders, the Committee and the Sub-Committee attempt to make a significant portion of the value of his total compensation dependent on the long-term appreciation of the Company's stock price.

At the Company's current stage of development, the Committee believes that Mr. Pops' performance as Chief Executive Officer of the Company must be evaluated almost exclusively using subjective criteria, including the Committee's evaluation of the Company's progress in attracting and retaining senior management, identifying new product candidates, identifying and securing corporate collaborators for the development of product candidates, identifying and acquiring new proprietary product development and technology opportunities, identifying and acquiring companies with interesting technology and product candidates, advancing the Company's existing product candidates through the complex drug development and regulatory approval process and raising the necessary capital to fund its research and development efforts and manufacturing capabilities.

In evaluating and establishing Mr. Pops' current compensation package, the Committee considered the following accomplishments of the Company during calendar 2001:

In January 2001, Genentech, Inc. and the Company announced their decision to continue clinical development of Nutropin Depot in adults with growth hormone deficiency by proceeding with a Phase III clinical trial of Nutropin Depot in growth hormone deficient adults.

In February 2001, Janssen Pharmaceutica and the Company announced the successful completion of two multi-center Phase III clinical trials on Risperdal Consta™, an intra-muscular long-acting injectable formulation of the anti-psychotic drug Risperdal (risperidone), which utilizes the Company's Medisorb® technology. Also, the Company announced the hiring of David A. Broecker, formerly with Eli Lilly & Company, as Chief Operating Officer of the Company.

In March 2001, Amylin Pharmaceuticals, Inc. and the Company initiated the first Phase I study of AC2993 LAR, a long-acting release formulation of Amylin's drug candidate AC2993 (synthetic exendin-4), which is being developed by Amylin as a potential treatment for type 2 diabetes.

In April 2001, Eli Lilly and Company and Alkermes announced the signing of a mutually exclusive agreement for the development of inhaled formulations of insulin and other products for the treatment of diabetes.

In May 2001, Serono S.A. and the Company announced their intention to proceed with the clinical development of a novel, long-acting formulation of recombinant human follicle stimulating hormone (r-hFSH) for the treatment of infertility based on Alkermes' ProLease injectible sustained-release drug delivery technology.

In August 2001, Janssen Pharmaceutica Products, LP filed a new drug application for Risperdal Consta with the FDA and commenced submitting similar filings with health authorities worldwide.

In September 2001, the Company and GlaxoSmithKline announced the successful completion of the first clinical trial of a respiratory drug formulation pursuant to their collaboration.

In October 2001, Janssen Pharmaceutica and the Company signed an agreement providing for the expansion of the Company's manufacturing capacity for production of Risperdal Consta, which agreement included certain financial guarantees.

In December 2001, the Company presented positive results of a Phase II clinical trial of Vivitrex™ (Medisorb naltrexone) for alcohol dependency at the Annual Meeting of the American College of Neuropsychopharmacology. Additionally, the Company invested $100 million in Reliant Pharmaceuticals, LLC and formed a strategic alliance with Reliant to explore collaborations, marketing or co-marketing of products and the co-development of new product candidates.

During the year, the Company also initiated a number of feasibility programs with partners and on internal programs that were not disclosed publicly.

Given the significant role played by Mr. Pops in each of the above-noted accomplishments, the Committee increased Mr. Pops' annual base salary effective January 1, 2002 from $428,000 to $475,000 and granted Mr. Pops a cash bonus of $200,000. As additional recognition of Mr. Pops' efforts in calendar 2001, and in furtherance of the Sub-Committee's belief that a significant portion of Mr. Pops' total compensation should be dependent on the long-term appreciation of the Company's stock price, in October 2001, the Sub-Committee granted Mr. Pops options to purchase 250,000 shares of Common Stock and in November 2001, the Sub-Committee awarded Mr. Pops 70,000 shares of restricted Common Stock, which award vests annually over a two-year period. The Committee and Sub-Committee believe that each of these actions was particularly appropriate given Mr. Pops' performance during calendar 2001 and in order to maintain his compensation at a competitive level compared to that of the chief executive officers of other similarly sized and positioned biotechnology companies.

Compensation Committee

John K. Clarke   Paul Schimmel
Michael A. Wall

Compensation Sub-Committee

John K. Clarke   Paul Schimmel

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Common Stock for the last five fiscal years, with the cumulative total return on the Nasdaq Stock Market (U.S.) Index and the Nasdaq Pharmaceutical Index, which includes biotechnology companies. The comparison assumes $100 was invested on March 31, 1997, in the Common Stock and in each of the foregoing indices and further assumes reinvestment of any dividends. The Company did not declare or pay any dividends on its Common Stock during the comparison period.

	Alkermes, Inc.	Nasdaq Stock Market (U.S.) Index	Nasdaq Pharmaceutical Index
3/31/1997	100.00	100.00	100.00
3/31/1998	177.69	151.58	119.23
3/31/1999	194.64	204.75	151.12
3/30/2000	660.71	380.32	318.79
3/31/2001	313.40	152.10	240.03
3/31/2002	372.29	153.18	247.12



MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the ownership of common stock as of July 19, 2002 by: (i) each person who is known by Alkermes to be the owner of 5% or more of the outstanding shares of common stock; (ii) each director of Alkermes; (iii) each of the Named Executive Officers; and (iv) all the directors and executive officers of Alkermes as a group.

	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
Citigroup Inc. (2)		
425 Park Avenue		
New York, NY 10043	10,162,222	15.80%
T. Rowe Price Associates, Inc. (3)		
100 E. Pratt Street		
Baltimore, MD 21202	7,490,454	11.65
FMR Corporation (4)		
82 Devonshire Street		
Boston, MA 02109	6,291,411	9.78
Floyd E. Bloom (5)	285,375	*
Robert A. Breyer (6)	286,025	*
John K. Clarke (7)	123,936	*
Richard F. Pops (8)	906,870	1.40
Alexander Rich (9)	423,400	*
Paul Schimmel (9)	462,600	*
Michael A. Wall (9)	814,450	1.27
David A. Broecker (10)	100,000	*
James L. Wright (11)	132,359	*
James M. Frates (12)	226,500	*
Michael J. Landine (13)	221,800	*
All directors and executive officers as a group (13 persons) (14)	4,354,682	6.56%

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*   Represents less than one percent (1%) of the outstanding shares of common stock.

(1)   As of July 19, 2002, there were 64,304,408 shares of common stock outstanding.

(2)   Represents shares over which Salomon Smith Barney Inc., Salomon Brothers Holding Company Inc., Salomon Smith Barney Holdings Inc. and/or Citigroup Inc. have shared voting and dispositive power. Includes shares that may be received upon conversion of Alkermes' 3-3/4% Convertible Subordinated Notes due 2007. The holdings are as of December 31, 2001.

(3)   These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment advisor with power to direct investments and/or sole power to vote the securities. Includes shares that may be received upon conversion of Alkermes' 3-3/4% Convertible Subordinated Notes due 2007. For purposes of the securities laws, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The holdings are as of May 10, 2002.

(4)   FMR Corporation holds these shares in its capacity as investment manager or advisor for various investment companies or institutional accounts. The holdings are as of December 31, 2001.

(5)   Includes 210,375 shares of common stock held by The Corey Bloom Family Trust, of which Dr. Bloom is a Trustee. Also includes 75,000 shares of common stock subject to options which are exercisable.

(6)   Includes 184,743 shares of common stock subject to options which are exercisable or will become exercisable within 60 days of July 19, 2002.

(7)   Includes 95,000 shares of common stock subject to options which are exercisable.

(8) Includes 699,854 shares of common stock subject to options which are exercisable or which will become exercisable within 60 days of July 19, 2002.

(9) Includes 75,000 shares of common stock subject to options which are exercisable.

(10) Consists of 100,000 shares of common stock subject to options which are exercisable or which will become exercisable within 60 days of July 19, 2002.

(11) Consists of 132,359 shares of common stock subject to options which are exercisable or which will become exercisable within 60 days of July 19, 2002.

(12) Includes 202,083 shares of common stock subject to options which will become exercisable within 60 days of July 19, 2002.

(13) Includes 118,000 shares of common stock subject to options which will become exercisable within 60 days of July 19, 2002.

(14) Includes 2,102,543 shares of common stock subject to options which are exercisable or which will become exercisable within 60 days of July 19, 2002. Also includes 210,375 shares of common stock held in trust.

CERTAIN TRANSACTIONS

Stock Options

During the last fiscal year, executive officers and non-employee directors were granted Common Stock awards and options to purchase shares of Common Stock pursuant to Alkermes' 1991 Restricted Common Stock Award Plan, 1999 Stock Option Plan, 1998 Equity Incentive Plan and Stock Option Plan for Non-Employee Directors.

Executive Officer Loans

In the calendar year 2001, Alkermes made two loans to David A. Broecker in connection with hiring him as its new Chief Operating Officer. The first loan, made in February 2001 in the principal amount of $300,000, was amended to extend its maturity date to May 31, 2003 or, if earlier, upon termination of Mr. Broecker's employment. The first loan does not bear interest. The second loan, made in June 2001 in the principal amount of $300,000, bears interest at the prime rate. Twenty percent of the principal of and accrued interest on the second loan will be forgiven annually on Mr. Broecker's employment anniversary, or in full upon a change-in-control of Alkermes, so long as he continues to be employed by Alkermes. Any balance of the second loan remaining upon the termination of Mr. Broecker's employment must be paid in full.

OTHER BUSINESS

The Board of Directors does not intend to present to the Meeting any business other than the election of directors, the proposed amendment to the 1999 Plan and the adoption of the 2002 Award Plan. If any other matter is presented to the Meeting which under applicable proxy regulations need not be included in this Proxy Statement or which the Board of Directors did not know a reasonable time before this solicitation would be presented, the persons named in the accompanying proxy will have discretionary authority to vote proxies with respect to such matter in accordance with their best judgment.

INDEPENDENT AUDITORS

Deloitte & Touche LLP, independent auditors, audited the consolidated financial statements of the Company for the fiscal year ended March 31, 2002. Representatives of Deloitte & Touche LLP are expected to attend the Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. The Board of Directors has selected Deloitte & Touche LLP as the independent auditors to audit the Company's consolidated financial statements for the fiscal year ending March 31, 2003.

DEADLINE FOR SHAREHOLDER PROPOSALS

The Company must receive any proposal which a shareholder wishes to submit at the 2003 annual meeting of shareholders before March 31, 2003 if the proposal is to be considered by the Board of Directors for inclusion in the proxy material for that meeting. If any shareholder wishes to present a proposal to the 2003 Annual Meeting of Shareholders that is not included in the Company's proxy statement for that meeting and fails to submit such proposal to the Secretary of the Company on or before June 17, 2003, then the persons named in the proxy will be allowed to use their discretionary voting authority when the proposal is raised at the Annual Meeting, without any discussion of the matter in the Company's proxy statement. In addition, in accordance with the Company's bylaws, any nominee for election as a director of the Company at the 2003 Annual Meeting of Shareholders must be submitted in writing to the Company on or before April 30, 2003, which is ninety (90) days prior to the first anniversary of the date of this year's proxy statement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of the Common Stock, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of Common Stock. Executive officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. During the fiscal year ended March 31, 2002, Floyd E. Bloom, a director of the Company, failed to file in a timely fashion one Form 4, covering one transaction consummated in November 2001. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, for the fiscal year ended March 31, 2002, all other Section 16 (a) filing requirements applicable to its executive officers, directors, officers and greater than ten percent shareholders were complied with.

INCORPORATION BY REFERENCE

Portions of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, are incorporated by reference into this Proxy Statement. A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002 is being delivered to shareholders with this Proxy Statement.

By Order of the Board of Directors

Morris Cheston, Jr.
Secretary

July 29, 2002

Alkermes, Inc.

Audit Committee Charter

Role

The Audit Committee of the Board of Directors shall be responsible to the Board of Directors for oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company and shall perform such other duties as may be directed by the Board. The Committee shall maintain free and open communication with the Company's independent auditors and management of the Company and shall meet in executive session at least annually. In discharging this oversight role, the Committee is empowered to investigate any matter brought to its attention, with full power to retain outside counsel or other experts for this purpose.

Membership and Independence

The membership of the Committee shall consist of at least three directors who are generally knowledgeable in financial and auditing matters, including at least one member with accounting or related financial management expertise. Each member shall be free of any relationship that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgment, and shall meet the director independence requirements for serving on audit committees as set forth in the NASD's listing standards applicable to companies quoted on The Nasdaq National Market. The Chairperson of the Audit Committee, who shall be appointed by the Board of Directors, shall be responsible for leadership of the Committee, including preparing agendas for and presiding over meetings, making Committee assignments and reporting to the Board of Directors. The chairperson will also maintain regular liaison with the Chief Executive Officer, Chief Financial Officer and Director of Finance of the Company and the lead independent audit partner.

Responsibilities

Internal Control

- Discuss with management and the independent auditors the quality and adequacy of the Company's computer systems (and their security), internal accounting controls and personnel.

- Review with the independent auditors and management any management letter issued by the independent auditors and management's responses thereto.

Financial Reporting

- Keep informed of important new pronouncements from the accounting profession and other regulatory bodies, as well as other significant accounting and reporting issues, that may have an impact on the Company's accounting policies and/or financial statements.

- Review the audited financial statements and management's discussion and analysis of financial condition and results of operations ("MD&A") and discuss them with management and the independent auditors prior to the release of annual financial information to the public and the filing of the Company's annual report on Form 10-K.

These discussions shall include consideration of the quality of the Company's accounting policies and principles as applied in its financial reporting, including review of estimates, reserves and accruals, review of judgment areas, review of audit adjustments, whether or not recorded, and such other inquiries as may be appropriate. Based on the review, the Committee shall make a recommendation to the Board as to the inclusion of the Company's audited financial statements in the Company's annual report on Form 10-K.

- Review the unaudited quarterly financial statements and MD&A and discuss them with management and the independent auditors prior to the release of quarterly financial information to the public and the filing of the Company's quarterly report on Form 10-Q. These discussions shall include consideration of the quality of the Company's accounting principles and policies as applied in its financial reporting, including a review of estimates, reserves and accruals, a review of judgment areas and such other inquiries as may be appropriate.

External Audit

- Review the performance of the independent auditors and recommend to the Board the independent auditors to be engaged to audit the financial statements of the Company and, if appropriate, the termination of that relationship. In doing so, the Committee will request from the auditors a written affirmation that the auditors are independent, discuss with the auditors any relationships that may impact the auditors' independence (including non-audit services), and recommend to the Board any actions necessary to oversee the auditors' independence.

- Oversee the independent auditors relationship by discussing with the independent auditors the nature, scope and rigor of the audit process, receiving and reviewing audit reports, and providing the auditors full access to the Committee (and the Board) to report on appropriate matters.

Reporting to Board of Directors

- Report Audit Committee activities to the full Board and issue annually a report (including appropriate oversight conclusions) to be included in the Company's proxy statement for its annual meeting of shareholders.

- Review the Audit Committee Charter with the Board of Directors annually.

1999 Stock Option Plan

       RESOLVED, that the first sentence of Section 4.1 of the 1999 Stock Option Plan be, and hereby is, amended to read in full as follows:

       "The maximum aggregate number of shares of Common Stock that may be issued under the Plan is Eleven Million Four Hundred Thousand (11,400,000) (subject to increase or decrease pursuant to Section 4.2), which may be either authorized and unissued shares of Common Stock or authorized and issued shares of shares of Common Stock reacquired by the Company."

ALKERMES, INC.

2002 RESTRICTED STOCK AWARD PLAN

ARTICLE I

Purpose

The purpose of this 2002 Restricted Stock Award Plan (the "Plan") is to reward selected eligible officers, directors and employees of and consultants to Alkermes, Inc. and its subsidiaries (collectively, the "Company") for their past services and/or to provide an incentive for their continued service to the Company by awarding them shares of Common Stock, par value $.01 per share, of the Company.

ARTICLE II

Definitions

For purposes of the Plan, the following terms shall have the following meanings:

Section 2.1 "Administrator" shall mean the Board or, if the Board has delegated its responsibility to administer the Plan pursuant to Section 4.1, the committee and/or subcommittee of the Board to which such responsibility has been delegated.

Section 2.2 "Award" shall mean any award representing shares of Common Stock granted pursuant to Section 5.1.

Section 2.3 "Board" shall mean the Board of Directors of the Company.

Section 2.4 "Change of Control" shall mean

(a) The acquisition, directly or indirectly, other than from the Company, by any person, entity or "group" (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), excluding, for this purpose, the Company, its subsidiaries, and any employee benefit plan of the Company or its subsidiaries which acquires beneficial ownership of voting securities of the Company) (a "Third Party") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

(b) Individuals who, as of June 12, 2002, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to such date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Incumbent Directors who are directors at the time of such vote shall be, for purposes of this Agreement, an Incumbent Director; or

(c) Consummation of (i) a reorganization, merger or consolidation, or (ii) a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company (whether such assets are held directly or indirectly) to a Third Party;

except that any event or transaction which would be a "Change of Control" under (a) or (c)(i) of this definition shall not be a "Change of Control" if persons who were the shareholders of the Company immediately prior to such event or transaction (other than the acquiror in the case of a reorganization, merger or consolidation), immediately thereafter, beneficially own more than 50% of the combined voting power of the Company's or the reorganized, merged or consolidated company's then outstanding voting securities entitled to vote generally in the election of directors.

Section 2.5 "Code" shall mean the Internal Revenue Code of 1986, as amended.

Section 2.6 "Effective Date" shall mean the date on which the Plan is adopted by the Board.

Section 2.7 "Participant" shall mean (a) employees of the Company, (b) corporate officers of the Company, (c) directors of the Company and (d) consultants to the Company.

Section 2.8 "Subsidiary" shall mean any corporation, limited partnership, limited liability company or any other entity of which the Company owns, directly or indirectly, more than 50% of the voting stock or equity or a controlling interest.

Section 2.9 "Termination of Employment" shall mean, as appropriate, (a) the termination of a Participant's employment with the Company for reasons other than a military or personal leave of absence granted by the Company, (b) termination of a Participant's consulting relationship with the Company or (c) termination of a Participant's service as a member of the Board.

ARTICLE III

Shares

Section 3.1 Shares. No more than 500,000 shares of Common Stock may be issued under the Plan. Shares of Common Stock subject to awards which have been forfeited pursuant to the terms of this Plan may again be awarded pursuant to the Plan. No Participant may receive awards covering more than 100,000 shares of Common Stock during any calendar year.

Section 3.2 Common Stock Subject to Award. The shares of Common Stock issued pursuant to this Plan may be unissued shares or treasury shares, including shares bought on the open market. Shares of Common Stock issued pursuant to the Plan shall be validly issued, fully paid and nonassessable.

In the event of any merger, reorganization, consolidation, recapitalization, dividend (other than a regular cash dividend), stock split, or other change in corporate structure affecting the Common Stock, such substitution or adjustment shall be made in the maximum aggregate number of shares of Common Stock that may be issued under this Plan, in the maximum number of shares of Common Stock with respect to which an Award may be granted under this Plan to any individual during any calendar year, and in the number of shares of Common Stock subject to outstanding Awards, as may be determined to be appropriate by the Administrator, in its sole discretion.

ARTICLE IV

Administration

Section 4.1 Administration. The Plan shall be administered and interpreted by the Board; provided, however, that the Board may delegate this responsibility to a committee, which may in turn delegate this responsibility to a subcommittee thereof, each such committee and subcommittee to be comprised of two or more members of the Board.

Section 4.2 Decisions Final. Any decision, interpretation or other action made or taken in good faith by the Administrator arising out of or in connection with the Plan shall be final, binding and conclusive on the Company, all Participants, officers, employees, directors and consultants, and their respective heirs, executors, administrators, successors and assigns.

ARTICLE V

Awards

Section 5.1 Awards; Forfeiture; Performance Goals. The Administrator is authorized to grant Awards under the Plan to one or more Participants. Each such Award shall represent the right to receive a specified number of shares of Common Stock subject to (i) certain forfeiture provisions regarding such Awards and/or (ii) the satisfaction of any applicable performance goals. The vesting restrictions and/or performance goals, if any, will be set by the Administrator, in its sole discretion, at the time the Award is made and may be based on performance to be achieved by the Company or any Subsidiary, department or function in which the Participant is employed. The performance goals for the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Senior Vice Presidents shall be based on one or more of the following: sales, costs, earnings, shareholder return, market price of the Common Stock, completion of specific goals such as acquisitions, new collaborations or product development milestones or approvals or such other objective factors as the Administrator may determine in its sole discretion. Performance may be measured against specified targets or in relation to an industry peer group. Performance goals relating to any particular Award need not be the same as those relating to any other award, whether made at the same time or at a different time.

The persons to whom and the time or times at which Awards are made, the number of shares of Common Stock subject to each Award, the forfeiture provisions and/or the performance goals, if any, applicable to Awards and the other terms and provisions of Awards shall be wholly within the discretion of the Administrator, subject to the limits prescribed in Article III and Section 5.2.

Section 5.2 Award Terms. Subject to the limitations prescribed in Section 5.1 above, an Award made under this Plan shall be on the terms stated in clauses (a) through (e) below. The Administrator may specify additional terms not inconsistent with this Plan by rules of general application or by specific direction in connection with a particular Award or group of Awards.

(a) Award Certificate. Awards granted pursuant to this Plan shall be evidenced by a Restricted Stock Award Certificate in the form attached as Exhibit A to this Plan. The Restricted Stock Award Certificate will specify the number of shares of Common Stock subject to the Award and the applicable forfeiture provisions and/or performance goals, if any. The Restricted Stock Award Certificate may contain such other terms and conditions not inconsistent with the provisions of the Plan as the Administrator considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable tax and regulatory laws and accounting principles.

C-3

(b) Forfeiture Provisions; Performance Goals.

(i) In the event no performance goals are applicable to an Award, promptly after the forfeiture provisions applicable to such Award, if any, lapse, a stock certificate representing the number of shares of Common Stock specified in the Restricted Stock Award Certificate shall be issued and registered in the name of, and delivered to, the recipient as of such date.

(ii) In the event performance goals are applicable to an Award, promptly after the forfeiture provisions applicable to such Award, if any, lapse, the Administrator shall determine whether the applicable performance goals have been achieved. If the Administrator certifies that the applicable performance goals have been achieved, a stock certificate representing the number of shares of Common Stock specified in the Restricted Stock Award Certificate shall be issued and registered in the name of, and delivered to, the recipient as of such date. If the Administrator determines that the applicable performance goals have not been achieved, the Award shall be forfeited.

(c) Termination of Employment. Unless otherwise determined by the Administrator on or after the date of grant, in the event of a Participant's Termination of Employment for any reason, any Award held by such Participant which was subject to provisions of forfeiture, either because time periods had not lapsed or goals were not achieved, on the date of such Termination of Employment shall be forfeited.

(d) Change of Control. In order to preserve a Participant's rights under an Award in the event of a Change of Control, the Administrator in its discretion may, at the time an Award is made or at any time thereafter, take one or more of the following actions with respect to any or all outstanding Awards: (i) provide for immediate lapse of any forfeiture provisions, including any performance goals, applicable to the Award, if not previously forfeited, at which point a stock certificate representing the shares of Common Stock subject thereto shall be issued and registered in the name of, and delivered to, the recipients, (ii) provide for payment to the Participant of cash or other property with a fair market value equal to the amount that would have been received upon issuance of the Common Stock subject to the Award if such Common Stock were issued upon the Change of Control, (iii) adjust the terms of the Award in a manner determined by the Administrator to reflect the Change of Control, (iv) cause the Award to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the Administrator may, in its discretion, consider equitable or appropriate to Participants and in the best interests of the Company.

(e) Fundamental Transactions. In the event the Company is succeeded by another company in a reorganization, merger, consolidation, acquisition of property or stock, separation or liquidation or any other transaction occurs that affects the Common Stock such that an adjustment is required in order to preserve the benefits intended to be provided by the Plan, and the Administrator has not taken any action under Section 5.2(d) hereof, the successor company or resulting entity shall assume all of the outstanding Awards granted under this Plan or shall substitute new awards for them, which shall provide that each Participant, at the same cost, shall be entitled upon the lapse of the forfeiture provisions and the satisfaction of the performance goals, if any and unless already achieved, applicable to such Award to receive such securities as the Board of Directors (or equivalent governing body) of the succeeding, resulting or other company shall determine to be equivalent, as nearly as practicable, to the nearest whole number and class of shares of stock or other securities to which the Participant would have been entitled under the terms of the agreement governing the reorganization, merger, consolidation, acquisition of property or stock, separation or liquidation as if, immediately prior to such event, the Participant had been the holder of record of the number of shares of Common Stock which were then subject to the outstanding Award granted under this Plan.

ARTICLE VI

Unfunded Plan

Section 6.1 Unfunded Status. The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payment not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

ARTICLE VII

Termination and Amendment

Section 7.1 Termination or Amendment of Plan. The Board may at any time amend, discontinue or terminate the Plan or any part thereof (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article VIII) or amend any Award previously granted, prospectively or retroactively (subject to Article V); provided, however, that (a) in either case, unless otherwise required by law, the rights of a Participant with respect to Awards granted prior to such amendment, discontinuance or termination may not be impaired without the consent of such Participant and (b) the Company will seek the approval of the Company's shareholders for any amendment if (i) such amendment materially increases the benefits to Participants under the Plan or (ii) such approval is necessary to comply with the Code, Federal or state securities laws, the rules or regulations of any stock exchange or stock market on which the Common Stock is listed or traded or any other applicable rules or regulations.

ARTICLE VIII

General Provisions

Section 8.1 Nonassignment. Unless otherwise determined by the Administrator on or after the date of grant, any Award made hereunder and the rights and privileges conferred hereby and by the Restricted Stock Award Certificate shall not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of such Award, right or privilege contrary to the provisions hereof (unless permitted by action of the Administrator), or upon the levy of any attachment or similar process thereon, such Award and the rights and privileges conferred hereby shall immediately terminate and shall be immediately forfeited to the Company.

Section 8.2 Rights of Participant in Shares. A recipient of an Award shall not be deemed to be the holder of, or to have the rights of a holder with respect to, any shares of Common Stock subject to the Award unless and until forfeiture provisions and/or performance goals, as applicable to an Award, lapse or are achieved and certificates representing such shares of Common Stock are issued to such person.

Section 8.3 Legend.

(a) The Company may require each person acquiring shares of Common Stock upon lapse of the forfeiture provisions or achievement of performance goals of an Award to represent to the Company in writing that the Participant is acquiring the shares of Common Stock for the Participant's own account and without a view to the distribution thereof. The stock certificates representing such shares may include any legend which the Company deems appropriate to reflect any restrictions on transfer.

(b) All certificates representing shares of Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Company may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or stock market upon which the Common Stock is then listed or traded, any applicable Federal or state securities law, and any applicable corporate law, and the Company may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

Section 8.4 83(b) Tax Elections; Withholding.

(a) Participants shall not be eligible to make an election under Section 83(b) of the Code (a "Section 83(b) Election") with respect to the grant of Awards under the Plan. Participants that are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, may make a Section 83(b) Election with respect to any issuance of shares of Common Stock pursuant to Section 5.2(b) if they provide written notice to the Company on or before the delivery of the stock certificates representing the shares that are to be subject to the Section 83(b) Election.

(b) In connection with its obligations to withhold Federal, state, city or other taxes from amounts paid to Participants, the Company may make any arrangements that are consistent with the Plan as it may deem appropriate. Without limitation of the preceding sentence, the Company shall have the right to reduce the number of shares of Common Stock otherwise required to be issued to a Participant (or other recipient) in an amount that would have a fair market value on the date of such issuance equal to all Federal, state, city or other taxes as shall be required to be withheld by the Company pursuant to any statute or other governmental regulation or ruling.

Section 8.5 Governing Law. The Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of law principles thereof.

Section 8.6 Construction. Wherever any words are used in the Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

Section 8.7 Liability of the Board. No member of the Board nor any employee of the Company or any of its Subsidiaries shall be liable for any act or action hereunder, whether of omission or commission, by any other member of the Board or officer or employee or by any agent to whom duties in connection with the administration of the Plan have been delegated or, except in circumstances involving bad faith, gross negligence or fraud, for anything done or omitted to be done by himself or herself.

Section 8.8 No Right to Employment. Neither the Plan nor the grant of any Award shall give any Participant or other officer, employee, consultant or director any right with respect to continuance of office, employment, consulting relationship or directorship, as the case may be, with the Company or any Subsidiary, nor shall the Plan impose any limitation on the right of the Company or any Subsidiary by which a Participant is employed to terminate a Participant's office, employment or consulting relationship at any time. Neither the Plan nor the grant of any Award shall give any director the right to continue as a member of the Board or obligate the Company to nominate any director for reelection by the Company's shareholders.

Section 8.9 Other Plans. Nothing contained in the Plan shall prevent the Company from adopting other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

Section 8.10 Notices. Any notice required or permitted hereunder shall be sufficiently given only if sent by registered or certified mail, postage prepaid, addressed to Alkermes, Inc., 64 Sidney Street, Cambridge, Massachusetts 02139 and to a Participant at the address on file with the Company on the date an Award is made hereunder, or to such other address as either party may hereafter designate in writing by notice similarly given by one party to the other.

Section 8.11 Successors. The Plan shall be binding upon and inure to the benefit of any successors or assigns of the Company.

Section 8.12 Severability. If any part of this Plan shall be determined to be invalid or void in any respect, such determination shall not affect, impair, invalidate or nullify the remaining provisions of this Plan which shall continue in full force and effect.

ARTICLE IX

Term of Plan

Section 9.1 Effective Date. The Plan shall be effective as of the Effective Date, but the grant of any Award hereunder is subject to the express condition that the Plan be approved by the shareholders of the Company within 12 months after the Effective Date.

Section 9.2 Termination Date. Unless sooner terminated, the Plan shall terminate ten years after the Effective Date and no Awards may be granted thereafter. Termination of the Plan shall not affect Awards granted before such date.

ALKERMES, INC.

RESTRICTED STOCK AWARD CERTIFICATE

This certifies that, pursuant to the 2002 Restricted Stock Award Plan of Alkermes, Inc., the Administrator (as such term is defined in the 2002 Restricted Stock Plan) has granted an Award as follows:

Name and Address of Participant: Position of Participant:

Number of Shares of Alkermes, Inc. Common Stock Subject to Award:

Date on which forfeiture provisions lapse:

Performance Goals:

The Award is subject to all the terms and conditions of the aforementioned Plan, a copy of which is attached to this certificate.

Date: _____

                                        ALKERMES, INC.

                                        By: _____

                                        Title: _____

**As amended by the Board of Directors
as of July 12, 2002
Subject to shareholder approval**

ALKERMES, INC.

1999 STOCK OPTION PLAN

ARTICLE I

Purpose

The purpose of the 1999 Stock Option Plan (the "Plan") is to enable Alkermes, Inc. (the "Company") to offer to certain officers, employees, directors and consultants of the Company or any of its Subsidiaries options to acquire equity interests in the Company, thereby helping to attract, retain and reward such persons, and strengthen the mutuality of interests between such persons and the Company's shareholders.

ARTICLE II

Definitions

For purposes of the Plan, the following terms shall have the following meanings:

2.1 "Administrator" shall mean the Board or, if the Board has delegated its responsibility to administer the Plan pursuant to Section 3.1, the committee and/or subcommittee of the Board to which such responsibility has been delegated.

2.2 "Board" shall mean the Board of Directors of the Company.

2.3 "Change of Control" shall mean

(a) The acquisition, directly or indirectly, other than from the Company, by any person, entity or "group" (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), excluding, for this purpose, the Company, it subsidiaries, and any employee benefit plan of the Company or its subsidiaries which acquires beneficial ownership of voting securities of the Company) (a "Third Party") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

(b) Individuals who, as of December 14, 2000, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to such date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Incumbent Directors who are directors at the time of such vote shall be, for purposes of this Agreement, an Incumbent Director; or

(c) Consummation of (i) a reorganization, merger or consolidation, or (ii) a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company (whether such assets are held directly or indirectly) to a Third Party;

(d) except that any event or transaction which would be a "Change of Control" under (a) or (c)(i) of this definition shall not be a "Change of Control" if persons who were the shareholders of the Company immediately prior to such event or transaction (other than the acquiror in the case of a reorganization, merger or consolidation), immediately thereafter, beneficially own more than 50% of the combined voting power of the Company's or the reorganized, merged or consolidated company's then outstanding voting securities entitled to vote generally in the election of directors.

2.4 "Code" shall mean the Internal Revenue Code of 1986, as amended.

2.5 "Common Stock" shall mean the Common Stock, par value $.01 per share, of the Company.

2.6 "Disability" shall mean a disability that results in a Participant's Termination of Employment, as determined pursuant to standard Company procedures.

2.7 "Effective Date" shall mean the date on which the Plan is adopted by the Board.

2.8 "Fair Market Value" for purposes of the Plan, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, shall mean, as of any date, the average of the high and low sales prices of a share of Common Stock as reported on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or, if not listed or traded on any such exchange, on the Nasdaq Stock Market ("Nasdaq"), or, if such sales prices are not available, the average of the bid and asked prices per share reported on Nasdaq, or, if such quotations are not available, the fair market value as determined by the Board, which determination shall be conclusive.

2.9 "Incentive Stock Option" shall mean any Stock Option that is intended to be and is designated as an "incentive stock option" within the meaning of Section 422 of the Code.

2.10 "Non-Qualified Stock Option" shall mean any Stock Option that is not an Incentive Stock Option.

2.11 "Participant" shall mean an officer, employee, director or consultant of the Company or a Subsidiary to whom an Option has been granted under the Plan.

2.12 "Stock Option" or "Option" shall mean any option to purchase shares of Common Stock granted pursuant to Article VI of the Plan.

2.13 "Subsidiary" shall mean any corporation, limited partnership, limited liability company or any other entity of which the Company owns more than 50% of the voting stock or equity or a controlling interest.

2.14 "Termination of Employment" shall mean, as appropriate, (a) the termination of a Participant's employment with the Company and its subsidiaries for reasons other than a military or personal leave of absence granted by the Company, (b) termination of a Participant's consulting relationship with the Company or (c) termination of a Participant's service as a member of the Board.

ARTICLE III

Administration

3.1 The Administrator. The Plan shall be administered and interpreted by the Board; provided, however, that the Board may delegate this responsibility to a committee, which may in turn delegate this responsibility to a subcommittee thereof, each such committee and subcommittee to be comprised of two or more members of the Board; and provided further, however, that notwithstanding the foregoing, the Board may also delegate to a committee, which may in turn delegate to a subcommittee thereof, each such committee and subcommittee to be comprised of one or more members of the Board, the authority to grant from time to time individual Options to purchase not more than 5,000 shares of Common Stock to any person eligible under Article V (who is not subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended).

3.2 Awards. The Administrator shall have full authority to grant, pursuant to the terms of the Plan, Stock Options to persons eligible under Article V. In particular, the Administrator shall have the authority:

(a) to select the officers, employees, directors and consultants to whom Stock Options may from time to time be granted;

(b) to determine whether and to what extent Stock Options are to be granted to one or more officers, employees, directors and consultants eligible to receive Options under Article V;

(c) to determine the number of shares of Common Stock to be covered by each Option granted pursuant to Article VI; and

(d) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Option granted under Article VI (including, but not limited to, the option price, the option term, installment exercise or waiting period provisions and provisions relating to the waiver or acceleration thereof).

3.3 Guidelines. Subject to Article VII hereof, the Administrator shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable; to interpret the terms and provisions of the Plan and any Option granted under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Administrator may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Option in the manner and to the extent it shall deem necessary to carry out the purposes of the Plan. Notwithstanding the foregoing, no action of the Administrator under this Section 3.3 shall impair the rights of any Participant without the Participant's consent, unless otherwise required by law.

3.4 Decisions Final. Any decision, interpretation or other action made or taken in good faith by the Administrator arising out of or in connection with the Plan shall be final, binding and conclusive on the Company, all Participants, officers, employees, directors and consultants, and their respective heirs, executors, administrators, successors and assigns.

ARTICLE IV

Share Limitation

4.1 Shares. The maximum aggregate number of shares of Common Stock that may be issued under the Plan is Eleven Million Four Hundred Thousand (11,400,000) (subject to increase or decrease pursuant to Section 4.2), which may be either authorized and unissued shares of Common Stock or authorized and issued shares of Common Stock reacquired by the Company. If any Option granted under the Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, the number of shares of Common Stock not purchased under such Option shall again be available for the purposes of the Plan.

4.2 Changes. In the event of any merger, reorganization, consolidation, recapitalization, dividend (other than a regular cash dividend), stock split, or other change in corporate structure affecting the Common Stock, such substitution or adjustment shall be made in the maximum aggregate number of shares which may be issued under the Plan, the maximum number of shares with respect to which Options may be granted to any individual during any year, and the number and option price of shares subject to outstanding Options, as may be determined to be appropriate by the Board, in its sole discretion, provided that the number of shares subject to any Option shall always be a whole number.

ARTICLE V

Eligibility

5.1 Employees. Officers and other employees of the Company or any of its Subsidiaries are eligible to be granted both Incentive Stock Options and Non-Qualified Stock Options under the Plan.

5.2 Directors and Consultants. Directors and consultants of the Company or any of its Subsidiaries are eligible to be granted Non-Qualified Stock Options, but may not receive Incentive Stock Options unless they are employees of the Company or a Subsidiary corporation within the meaning of Section 424 of the Code.

ARTICLE VI

Grant of Stock Options

6.1 Grants. The Administrator shall have the authority to grant to any person, to the extent eligible under Article V, one or more Incentive Stock Options, Non-Qualified Stock Options, or both types of Stock Options. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not qualify as an Incentive Stock Option shall constitute a separate Non-Qualified Stock Option.

6.2 Incentive Stock Options. Anything in the Plan to the contrary notwithstanding, no term of this Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the Participants affected, to disqualify any Incentive Stock Option under such Section 422 of the Code.

6.3 Terms of Options. Options granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable:

(a) Stock Option Certificate. Each Stock Option shall be evidenced by, and subject to the terms of, a Stock Option Certificate executed by the Company. The Stock Option Certificate shall specify whether the Option is an Incentive Stock Option or a Non-Qualified Stock Option, the number of shares of Common Stock subject to the Stock Option, the option price, the option term, and the other terms and conditions applicable to the Stock Option.

(b) Option Price. The option price per share of Common Stock to be delivered upon exercise of a Stock Option shall be determined by the Administrator at the time of grant, but shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted.

(c) Option Term. The term of each Stock Option shall be fixed by the Administrator at the time of grant, but no Stock Option shall be exercisable more than ten years after the date it is granted.

(d) Exercisability. Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at the time of grant; provided, however, that the Administrator may waive any installment exercise or

waiting period provisions, in whole or in part, at any time after the date of grant, based on such factors as the Administrator shall deem appropriate in its sole discretion.

(e) Method of Exercise. Subject to such installment exercise and waiting period provisions as may be imposed by the Administrator, Stock Options may be exercised in whole or in part at any time during the option term by delivering to the Company written notice of exercise specifying the number of shares of Common Stock to be purchased and the aggregate option price therefor. The notice of exercise shall be accompanied by payment in full of the option price and, if requested by the Company, by the representation described in Section 9.2. Payment of the option price may be made (i) in cash or by check payable to the Company, (ii) unless otherwise determined by the Administrator on or after the date of grant, in shares of Common Stock duly owned by the Participant (and for which the Participant has good title, free and clear of any liens and encumbrances) or (iii) in the case of an Option that is not an Incentive Stock Option unless otherwise determined by the Administrator on or after the date of grant, by reduction in the number of shares of Common Stock issuable upon such exercise, based, in each case, on the Fair Market Value of the Common Stock on the date of exercise. Upon satisfaction of the conditions provided herein, a stock certificate representing the number of shares of Common Stock to which the Participant is entitled shall be issued and delivered to the Participant.

(f) Death. Unless otherwise determined by the Administrator on or after the date of grant, in the event of a Participant's Termination of Employment by reason of death, any Stock Option held by such Participant which was exercisable on the date of death may thereafter be exercised by the legal representative of the Participant's estate until the earlier of one year after the date of death or the expiration of the stated term of such Stock Option, and any Stock Option not exercisable on the date of death shall be forfeited.

(g) Disability. Unless otherwise determined by the Administrator on or after the date of grant, in the event of a Participant's Termination of Employment by reason of Disability, any Stock Option held by such Participant that was exercisable on the date of such Termination of Employment may thereafter be exercised by the Participant until the earlier of one year after such date or the expiration of the stated term of such Stock Option, and any Stock Option not exercisable on the date of such Termination of Employment shall be forfeited. If the Participant dies during such one-year period, any unexercised Stock Options held by the Participant at the time of death may thereafter be exercised by the legal representative of the Participant's estate until the earlier of one year after the date of the Participant's death or the expiration of the stated term of such Stock Option. If an Incentive Stock Option is exercised after the expiration of the exercise period that applies for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

(h) Termination of Employment. Unless otherwise determined by the Administrator on or after the date of grant, in the event of a Participant's Termination of Employment by reason of retirement or for any reason other than death or Disability, any Stock Option held by such Participant which was exercisable on the date of such Termination of Employment may thereafter be exercised by the Participant until the earlier of three months after

such date or the expiration of the stated term of such Stock Option, and any Stock Option not exercisable on the date of Termination of Employment shall be forfeited.

(i) Change of Control. Notwithstanding the provisions of Section 4.2, in the event of a Change of Control, all outstanding Stock Options shall immediately become fully exercisable, and upon payment by the Participant of the option price (and, if requested, delivery of the representation described in Section 9.2), a stock certificate representing the Common Stock covered thereby shall be issued and delivered to the Participant. This Section 6.3(i) shall apply to any outstanding Stock Options which are Incentive Stock Options to the extent permitted by Code Section 422(d), and any outstanding Incentive Stock Options in excess thereof shall, immediately upon the occurrence of such a Change of Control be treated for all purposes of the Plan as Non-Qualified Stock Options and shall be immediately exercisable as set forth in this Section 6.3(i).

(j) Merger and Other Fundamental Transactions. In the event the Company is succeeded by another company in a reorganization, merger, consolidation, acquisition of property or stock, separation or liquidation or any other transaction occurs that effects the Common Stock such that an adjustment is required in order to preserve the benefits intended to be provided by the Plan, the successor company shall assume all of the outstanding Options granted under this Plan or shall substitute new options for them, which shall provide that each Participant, at the same cost, shall be entitled upon the exercise of each such option to receive such securities as the Board of Directors (or equivalent governing body) of the succeeding, resulting or other company shall determine to be equivalent, as nearly as practicable, to the nearest whole number and class of shares of stock or other securities to which the Participant would have been entitled under the terms of the agreement governing the reorganization, merger, consolidation, acquisition of property or stock, separation or liquidation as if, immediately prior to such event, the Participant had been the holder of record of the number of shares of Common Stock which were then subject to the outstanding Option granted under this Plan.

(k) Non-Transferability of Options. Unless otherwise determined by the Administrator on or after the date of grant, Stock Options shall not be transferrable by the Participant otherwise than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant's lifetime, only by the Participant.

(l) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year under the Plan and/or any other stock option plan of the Company or any Subsidiary or parent corporation (each within the meaning of Section 424 of the Code) exceeds $100,000, such Options shall be treated as Options which are not Incentive Stock Options.

(m) Ten-Percent Shareholder Rule. Notwithstanding any other provision of the Plan to the contrary, no Incentive Stock Option shall be granted to any person

D-7

who, immediately prior to the grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation (each within the meaning of Section 424 of the Code), unless the option price is at least 110% of the Fair Market Value of the Common Stock on the date of grant and the Option, by its terms, expires no later than five years after the date of grant.

Should any of the foregoing provisions not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Board may amend the Plan accordingly, without the necessity of obtaining the approval of the shareholders of the Company.

6.4 Rights as Shareholder. A Participant shall not be deemed to be the holder of Common Stock, or to have any of the rights of a holder of Common Stock, with respect to shares subject to an Option, unless and until the Option is exercised and a stock certificate representing such shares of Common Stock is issued to the Participant.

ARTICLE VII

Termination or Amendment

7.1 Termination or Amendment of Plan. The Board may at any time amend, discontinue or terminate the Plan or any part thereof (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article IX) or amend any Option previously granted, prospectively or retroactively (subject to Article IV); provided, however, that (a) in either case, unless otherwise required by law, the rights of a Participant with respect to Options granted prior to such amendment, discontinuance or termination may not be impaired without the consent of such Participant and (b) that the Company will seek the approval of the Company's shareholders for any amendment to the Plan if (i) such amendment materially increases the benefits to Participants under the Plan or (ii) approval is necessary to comply with the Code, Federal or state securities laws, the rules or regulations of any stock exchange or stock market on which the Common Stock is listed or traded or any other applicable rules or regulations.

7.2 Option Repricing. Notwithstanding any provision in the Plan to the contrary, neither the Administrator nor the Company will reprice any Option previously granted to a Participant (except for a change in exercise price which is effected under Section 4.2).

ARTICLE VIII

Unfunded Plan

8.1 Unfunded Status. The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payment not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

ARTICLE IX

General Provisions

9.1 Nonassignment. Except as otherwise provided in the Plan, any Option granted hereunder and the rights and privileges conferred thereby shall not be sold, transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option, right or privilege contrary to the provisions hereof, or upon the levy of any attachment or similar process thereon, such Option and the rights and privileges conferred thereby shall immediately terminate and the Option shall immediately be forfeited to the Company.

9.2 Legend. The Company may require each person acquiring shares upon exercise of an Option to represent to the Company in writing that the Participant is acquiring the shares for the Participant's own account and without a view to the distribution thereof. The stock certificates representing such shares may include any legend which the Company deems appropriate to reflect any restrictions on transfer.

All certificates representing shares of Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Company may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or stock market upon which the Common Stock is then listed or traded, any applicable Federal or state securities law, and any applicable corporate law, and the Company may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

9.3 Other Plans. Nothing contained in the Plan shall prevent the Company from adopting other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

9.4 No Right to Employment. Neither the Plan nor the grant of any Option shall give any Participant or other officer, employee, consultant or director any right with respect to continuance of office, employment, consulting relationship or directorship, as the case may be, with the Company or any Subsidiary, nor shall the Plan impose any limitation on the right of the Company or any Subsidiary by which a Participant is employed to terminate a Participant's office, employment or consulting relationship at any time. Neither the Plan nor the grant of any Option shall give any director the right to continue as a member of the Board or obligate the Company to nominate any director for reelection by the Company's shareholders.

9.5 Withholding of Taxes. The Company shall have the right to reduce the number of shares of Common Stock otherwise deliverable upon exercise of an Option by an amount that would have a Fair Market Value equal to the amount of all Federal, state and local taxes required to be withheld, or to deduct the amount of such taxes from any cash payment otherwise to be made to the Participant, pursuant to the Plan or otherwise. In connection with such withholding, the Company may make such arrangements as are consistent with the Plan as it may deem appropriate.

9.6 Listing and Other Conditions.

(a) If the Common Stock is listed on a national securities exchange or Nasdaq, the issuance of any shares of Common Stock upon exercise of an Option shall be conditioned upon such shares being listed on such exchange or Nasdaq. The Company shall have no obligation to issue any shares of Common Stock unless and until such shares are so listed, and the right to exercise any Option shall be suspended until such listing has been effected.

(b) If at any time counsel to the Company shall be of the opinion that any sale or delivery of shares of Common Stock upon exercise of an Option is or may in the circumstances be unlawful or result in the imposition of excise taxes under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act of 1933, as amended, or otherwise with respect to shares of Common Stock or Options, and the right to exercise any Option shall be suspended until, in the opinion of such counsel, such sale or delivery shall be lawful or shall not result in the imposition of excise taxes.

(c) Upon termination of any period of suspension under this Section 9.6, any Option affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Option.

9.7 Governing Law. The Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the conflict of law principles thereof.

9.8 Construction. Wherever any words are used in the Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

9.9 Liability of the Board. No member of the Board nor any employee of the Company or any of its Subsidiaries shall be liable for any act or action hereunder, whether of omission or commission, by any other member of the Board or officer or employee or by any agent to whom duties in connection with the administration of the Plan have been delegated or, except in circumstances involving bad faith, gross negligence or fraud, for anything done or omitted to be done by himself or herself.

9.10 Costs. The Company shall bear all expenses incurred in administering the Plan, including expenses related to the issuance of Common Stock upon exercise of Options.

9.11 Severability. If any part of the Plan shall be determined to be invalid or void in any respect, such determination shall not affect, impair, invalidate or nullify the remaining provisions of the Plan which shall continue in full force and effect.

9.12 Successors. The Plan shall be binding upon and inure to the benefit of any successor or successors of the Company.

9.13 Headings. Article and section headings contained in the Plan are included for convenience only and are not to be used in construing or interpreting the Plan.

ARTICLE X

Term of Plan

10.1 Effective Date. The Plan shall be effective as of the Effective Date, but the grant of any Option hereunder is subject to the express condition that the Plan be approved by the shareholders of the Company within 12 months after the Effective Date.

10.2 Termination Date. Unless sooner terminated, the Plan shall terminate ten years after the Effective Date and no Options may be granted thereafter. Termination of the Plan shall not affect Options granted before such date.

ALKERMES, INC.

C/O EQUISERVE
P.O. BOX 43068
PROVIDENCE, RI 02940

Vote by Telephone	**Vote by Internet**

It's fast, convenient, and immediate!
Call Toll-Free on a Touch-Tone Phone
1-877-PRX-VOTE (1-877-779-8683).

It's fast, convenient, and your vote is immediately confirmed and posted.

Follow these four easy steps:

1. **Read the accompanying Proxy Statement and Proxy Card.**

2. **Call the toll-free number 1-877-PRX-VOTE (1-877-779-8683)**

3. **Enter your Voter Control Number located on your Proxy Card above your name.**

4. **Follow the recorded instructions.**

Follow these four easy steps:

1. **Read the accompanying Proxy Statement and Proxy Card.**

2. **Go to the Website http://www.eproxyvote.com/alks**

3. **Enter your Voter Control Number located on your Proxy Card above your name.**

4. **Follow the instructions provided.**

Your vote is important!
Call **1-877-PRX-VOTE** anytime!

Your vote is important!
Go to **http://www.eproxyvote.com/alks** anytime!

Do not return your Proxy Card if you are voting by Telephone or Internet

DETACH HERE

☒ **Please mark votes as in this example.**

1. To elect seven members of the Board of Directors, each to serve until the next annual meeting of shareholders and until his successor is duly elected and qualified.

    Nominees: (01) Floyd E. Bloom, (02) Robert A. Breyer, (03) John K. Clarke, (04) Richard F. Pops, (05) Alexander Rich, (06) Paul Schimmel and (07) Michael A. Wall.

    FOR ALL NOMINEES ☐

    WITHHELD FROM ALL NOMINEES ☐

    ☐ _____
    For all nominees except as noted above

2. To approve an amendment to the 1999 Stock Option Plan to increase to 11,400,000 the number of shares issuable upon exercise of options granted thereunder, an increase of 1,500,000 shares.

    FOR ☐   **AGAINST** ☐   **ABSTAIN** ☐

3. To consider and approve the 2002 Restricted Stock Award Plan.

FOR ☐ **AGAINST** ☐ **ABSTAIN** ☐

To transact such other business as may properly come before the meeting.

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT ☐

Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing in a fiduciary capacity, please indicate full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorized person.

Signature:_____ Date:_____ Signature:_____ Date:_____

PROXY

ALKERMES, INC.

CAMBRIDGE, MASSACHUSETTS

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 18, 2002

The undersigned shareholder of Alkermes, Inc. hereby appoints James M. Frates and Charles Carelli, and each of them, attorneys and proxies, with power of substitution in each of them, to vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Company to be held at the offices of Alkermes, 64 Sidney Street, Cambridge, Massachusetts 02139, at 10:00 a.m., Wednesday, September 18, 2002, and at all adjournments thereof, according to the number of shares which the undersigned would be entitled to vote if then personally present, as indicated hereon and in their discretion upon such other business as may come before the meeting, all as set forth in the notice of the meeting and in the proxy statement furnished herewith, copies of which have been received by the undersigned; hereby ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue hereof. The undersigned hereby revokes all other previous proxies appointed and delivered in connection with the annual meeting of shareholders to be held at 10:00 a.m., Wednesday, September 18, 2002, and at all adjournments thereof.

It is agreed that unless otherwise marked on the other side, said attorneys and proxies are appointed with authority to vote FOR the directors and the proposals listed on the other side hereof.

(PLEASE FILL IN, SIGN AND DATE ON THE OTHER SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE)

SEE REVERSE SIDE	**CONTINUED AND TO BE SIGNED ON REVERSE SIDE**	**SEE REVERSE SIDE**